  Exhibit 99.1

Auryn Appoints Interim CFO

Vancouver, Canada – June 26th, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce the appointment of Elizabeth Senez as interim chief financial officer of the Company for a 14-month period effective July 1st, 2020. Ms. Senez is assuming the role while Auryn’s chief financial officer, Stacy Rowa, takes maternity leave starting on or about August 1st, 2020.

Ms. Senez is a fellow of the Institute of Chartered Accountants in England and Wales, having obtained her undergraduate degree at Oxford University, in addition to a Diploma in Treasury Management from the Association of Corporate Treasurers. She comes to Auryn with over 15 years of experience in accounting, finance and corporate treasury in Canada, Panama and the UK. Most recently, Ms. Senez was in the role of acting group treasurer for First Quantum Minerals Ltd., having moved through a range of progressively more senior roles in the UK and Panama during her eight years with the company. Prior to that, she was employed by Deloitte LLP, in both their London and Vancouver offices, where she worked with a range of Canadian and US listed mining companies.

A Message from Ivan Bebek, Executive Chairman & Director:

“On behalf of the board, I’d like to welcome Elizabeth into the role of interim CFO. We would also like to wish Stacy and her family all the best and thank her for her commitment to the Company’s endeavours.”

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technology-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has six projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.